UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___to ___

Commission file number 0-28178

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARBO Ceramics Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARBO Ceramics Inc.

6565 MacArthur Boulevard
Suite 1050
Irving, TX 75039

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Compensation Committee
CARBO Ceramics Inc.

We have audited the accompanying statement of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Connecticut General Life Insurance Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s statement of net assets available for benefits as of December 31, 2003, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the statement of net assets available for benefits.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s statement of net assets available for benefits as of December 31, 2003. The form and content of the information included in the statement of net assets available for benefit as of December 31, 2003 other than that derived from the information certified by the custodian have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2004 was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New Orleans, Louisiana June 29, 2005

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Pooled separate accounts	$11,168,704	$8,974,386
CARBO Ceramics Inc. common stock	317,438	—
Participant loans	480,790	476,794
Investments, at contract value:
Guaranteed income fund	2,022,380	2,034,069

Total investments	13,989,312	11,485,249

Receivables:
Employer match	12,731	12,090
Profit-sharing contribution	650,000	550,000

	662,731	562,090

Net assets available for benefits	$14,652,043	$12,047,339

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of pooled separate accounts	$1,124,593
Net appreciation in fair value of common stock	5,767
Interest and dividends	82,584
Other	35

1,212,979

Contributions:
Participants	967,408
Employer match	260,304
Profit-sharing contribution	650,000
Rollovers	117,354

1,995,066

Total additions	3,208,045

Deductions
Distributions to participants	599,629
Administrative fees	3,712

Total deductions	603,341

Net increase	2,604,704
Net assets available for benefits at beginning of year	12,047,339

Net assets available for benefits at end of year	$14,652,043

See accompanying notes.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (“the Company”).

General

The Plan is a contributory defined contribution plan covering substantially all employees of the Company. The Plan is administered by a compensation committee to which members are appointed by the Board of Directors. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements. The entry dates of the Plan are the first day of each quarter of the year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute from 2% to 15% of their annual compensation. The Company’s matching contribution to the Plan is equal to 50% of the participant’s contribution up to 5% of their compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive the discretionary profit-sharing contribution upon the completion of one year of service and must be employed on December 31. Allocations of discretionary profit-sharing contributions are integrated with social security. During 2004 and 2003, the Company made discretionary profit-sharing contributions totaling $650,000 and $550,000, respectively.

Vesting

Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, the participant becomes 20% vested in employer contributions, and vesting increases 20% for each year of service thereafter. A participant is 100% vested after five years of service.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Distributions to Participants

Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the total balance of their accounts in the form of a lump-sum payment. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

Participant Loans

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the plan agreement. Loan terms range from one to five years or within a reasonable time for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan’s administrator. Principal and interest is paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions. Unallocated forfeited balances at December 31, 2004 totaled $3,542 and $61,753, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Prudential Financial, Inc. (“Prudential”) is the custodian of the Plan. Connecticut General Life Insurance Company, a CIGNA Company, was custodian of the Plan until mid-year 2004 when Prudential acquired the retirement operations of CIGNA. The Plan’s funds are invested in pooled separate accounts, CARBO Ceramics Inc. common stock, and a guaranteed income fund. The pooled separate accounts are valued based on the market values of the underlying investments in the separate accounts. Common stock is valued at the quoted market price on the last business day of the year.

The Plan entered into a group annuity contract with Prudential. The contract includes a Guaranteed Income Fund, which is invested in Prudential’s general portfolio and is fully benefit-responsive and, therefore, valued at contract value. Contract value represents contributions and transfers made under the contract, plus income earned, less funds used to pay benefits. The average yield on the Guaranteed Income Fund was 3.50% and 2.50% for the years ended December 31, 2004 and 2003, respectively. The rate of credited interest for any period of time will be determined by Prudential and may be changed periodically. The crediting interest rate on the Guaranteed Income Fund was 3.50% and 2.50% at December 31, 2004 and 2003, respectively. The value of the Guaranteed Income Fund is subject to the financial stability of Prudential.

Loans to participants are valued at the unpaid principal amounts, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan provides for investments in various mutual funds, the Company’s common stock, and a fixed income fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Administrative Expenses

The Company bears all administrative costs of the Plan except for loan application fees.

3. Investments

Investment information disclosed in the accompanying financial statements, as of December 31, 2003, was obtained or derived from information supplied to the Plan administrator and certified as complete and accurate by CIGNA, the custodian.

In March 2004, the Plan was amended to allow participants to invest a portion of their retirement savings in common stock of the Company. Effective April 2004, participants were allowed to invest up to 20% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company stock can be performed during four specified one-week periods each year and cannot result in more than 20% of their total account balance invested in Company stock. The Company’s match and profit-sharing contributions continue to be 100% participant directed.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The following table includes individual investments that represent 5% or more of the Plan’s assets at December 31, 2004 and 2003.

	December 31
	2004	2003
Prudential:
Guaranteed Income Fund	$2,022,380	$2,034,069

Prudential Pooled Separate Accounts:
S&P 500 Index	1,395,241	1,214,526
American Century Ultra Investor	1,358,773	799,339
INVESCO Dynamics	—	1,441,326
Janus Adviser Worldwide Account	—	911,538
Oppenheimer Global — CL A	1,246,354	—
Mid Cap Growth/Artisan Partners	1,659,556	—
Prudential Lifetime 40	988,232	748,398

4. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003
Net assets available for benefits per the financial statements	$14,652,043	$12,047,339
Employer matching and profit-sharing contributions receivable	(662,731)	(562,090)

Net assets available for benefits per the Form 5500	$13,989,312	$11,485,249

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Reconciliation to Form 5500 (continued)

The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2004:

Employer matching and profit-sharing contributions per the financial statements	$910,304
Less employer matching and profit-sharing contributions receivable at December 31, 2004	(662,731)
Add employer matching and profit-sharing contributions receivable at December 31, 2003	562,090
Reallocated forfeitures	3,661

Employer contributions per the Form 5500	$813,324

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated February 6, 2002, stating that the form of the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 72-1100013       PN: 001

December 31, 2004

	Description of Investment,
	Including Maturity Date,
	Rate of Interest, Collateral,	Current
Identity of Issue, Borrower, or Similar Party	Par or Maturity Value	Value
*PRUDENTIAL:
Guaranteed Income Fund	61,264 units	$2,022,380

*PRUDENTIAL Pooled Separate Accounts:
PRUDENTIAL Lifetime 60	2,834 units	63,198
PRUDENTIAL Lifetime 50	6,967 units	168,172
PRUDENTIAL Lifetime 40	40,182 units	988,232
PRUDENTIAL Lifetime 30	20,231 units	521,083
PRUDENTIAL Lifetime 20	9,640 units	247,853
S&P 500 Index	20,163 units	1,395,241
American Century Ultra Investor	24,464 units	1,358,773
Oppenheimer Global — CL A	20,256 units	1,246,354
Templeton Growth	7,923 units	352,488
Templeton Foreign	794 units	15,178
Janus Advisor Balanced Account	13,063 units	393,795
Fidelity Advisor Value Strategies	1,503 units	146,886
Fidelity Advisor Equity Income	14,181 units	628,995
Small Cap Blend/WHV	37,302 units	438,736
Oakmark Equity & Income	7,250 units	176,190
Midcap Value/Wellington Management	43,691 units	727,616
High Grade Bond/BSAM	4,036 units	59,021
Small Cap Growth/Times Square	3,856 units	75,657
Small Value/Perkins Wolf McDonnell	12,403 units	303,175
Amer Cent Intl Growth Account (Inv)	18,647 units	202,505
Mid Cap Growth/Artisan Partners	164,096 units	1,659,556

*CARBO Ceramics Inc. common stock	4,552 units	317,438
	Maturities to 2013, at interest rates ranging from
*Participant loans	5.75% to 10.50%.	480,790

		$13,989,312

*Indicates party-in-interest to the Plan.

SIGNATURE

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

DATE: June 29, 2005
Plan Administrator

By:	/s/ Paul G. Vitek

Paul G. Vitek
Sr. Vice President, Finance and Chief Financial Officer

Index to Exhibit

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm